NOVATEL INC.

Quarterly Report

For the Six Month Period Ended June 30, 2005

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = U.S 0.8237 on August 9, 2005), and are presented in accordance with accounting principles generally accepted in Canada.  The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income and shareholders’ equity, are disclosed in Note 22 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2004 filed as part of Form 20-F with the U.S. Securities and Exchange Commission and in Note 12 of Notes to Consolidated Financial Statements for the three and six months ended June 30, 2005 contained in this report.

Certain statements in this Quarterly Report, including those about the Company’s future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2004 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this Quarterly Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands, Canadian dollars)

	June 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents (includes compensating balances of $1,000 at June 30, 2005 and December 31, 2004)	$5,532	$8,949
Short-term investments (includes compensating balances of $3,158 at June 30, 2005 and December 31, 2004)	24,739	14,410
Accounts receivable	10,828	9,413
Related party receivables (Note 9)	1,357	1,591
Related party notes receivable (Note 9)	1,655	1,614
Inventories (Note 3)	4,623	5,191
Prepaid expenses and deposits	922	268
Future income tax asset – current portion	1,739	1,286
Total current assets	51,395	42,722

Capital assets	3,183	3,447
Intangible assets (Notes 5 and 8)	2,574	2,515
Deferred development costs (Note 4)	1,874	2,359
Future income tax asset – long term portion	2,360	1,903
Total assets	$61,386	$52,946

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$9,140	$9,148
Related party payables (Note 9)	1	345
Notes payable (Note 10)	1,655	1,614
Deferred revenue and customer deposits	753	755
Provision for future warranty costs	637	538
Total current liabilities	12,186	12,400

Deferred gain on sale/leaseback of capital assets	397	453
Total liabilities	12,583	12,853
Commitments, contingencies and guarantees (Note 8)
Shareholders’ equity:
Capital stock (Note 6) (common shares issued and outstanding: 8,285 at June 30, 2005 and 8,260 at December 31, 2004)	39,000	38,870
Contributed surplus	605	442
Retained earnings	9,198	781
Total shareholders’ equity	48,803	40,093
Total liabilities and shareholders’ equity	$61,386	$52,946

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(in thousands, except per share data, Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenues: (Note 9)
Product sales	$16,908	$11,560	$31,014	$22,451
NRE fees	578	1,722	1,829	3,333
Total revenues	17,486	13,282	32,843	25,784

Cost of sales: (Note 9)
Cost of product sales	6,376	4,383	12,073	9,121
Cost of NRE fees	441	947	1,044	1,772
Total cost of sales	6,817	5,330	13,117	10,893

Gross profit	10,669	7,952	19,726	14,891

Operating expenses:
Research and development	2,882	2,398	5,220	4,436
Selling and marketing	1,651	1,594	3,218	3,048
General and administration	1,817	1,304	3,634	2,610
Share offering costs	—	722	—	722
Total operating expenses	6,350	6,018	12,072	10,816

Operating income	4,319	1,934	7,654	4,075

Interest income, net	170	55	323	108
Other income (expense)	(62)	56	(84)	15
Benefit of prior years’ investment tax credits	—	—	1,036	—

Income from operations before income taxes	4,427	2,045	8,929	4,198

Income taxes
Current provision	109	22	1,422	34

Future income tax expense (benefit)	(355)	—	(910)	—
Net income	$4,673	$2,023	$8,417	$4,164

Net income per share (basic)	$0.56	$0.25	$1.02	$0.52
Weighted average shares outstanding (basic) (Note 6)	8,273	8,038	8,267	8,014

Net income per share (diluted)	$0.53	$0.24	$0.96	$0.49
Weighted average shares outstanding (diluted) (Note 6)	8,789	8,583	8,784	8,560

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

(in thousands, Canadian dollars)

					Total
	Common Shares		Contributed	Retained	Shareholders’
	Number	Amount	Surplus	Earnings	Equity

Balance January 1, 2005	8,260	$38,870	$442	$781	$40,093
Common shares issued pursuant to exercise of stock options (Note 11)	25	130	(42)	—	88
Stock-based compensation (Note 11)	—	—	205	—	205
Net income	—	—	—	8,417	8,417
Balance June 30, 2005	8,285	$39,000	$605	$9,198	$48,803

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands, Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Operating activities:
Net income	$4,673	$2,023	$8,417	$4,164
Charges and credits to operations not involving an outlay of cash:
Amortization	733	544	1,476	1,136
(Gain) loss on disposal of capital assets	3	(3)	4	(9)
Benefit of investment tax credits	—	—	(1,036)	—
Current income tax provision and future income tax benefit	(312)	—	428	—
Stock-based compensation expense (Note 11)	123	81	205	161
Share offering costs	—	722	—	722
Accretion on royalty payable to CMC related to GPS OEM product line acquisition	6	15	13	33
Amortization of deferred gain on sale/leaseback of capital assets	(28)	(28)	(56)	(57)
Net change in non-cash working capital related to operations (Note 7)	1,095	770	(1,613)	(1,244)
Cash provided by operating activities	6,293	4,124	7,838	4,906
Financing activities:
Issuance of shares (Note 6)	70	302	88	399
Related party notes receivable	—	24	11	24
Notes payable	—	(24)	(11)	(24)
Receipts (payments) related to share offering costs	—	(663)	57	(663)
Repayment of capital lease obligations	—	(26)	—	(49)
Cash provided by (used in) financing activities	70	(387)	145	(313)
Increase in cash before investing activities	6,363	3,737	7,983	4,593
Investing activities:
Purchase of capital and intangible assets	(562)	(554)	(971)	(1,150)
Proceeds from disposal of capital assets	14	3	17	13
Purchase of short-term investments	(14,908)	(11,719)	(25,487)	(12,469)
Proceeds from short-term investments	10,158	4,000	15,158	9,550
Royalty payment relating to CMC Electronics OEM GPS Business	(117)	(136)	(117)	(136)
Capitalization of development costs	—	(39)	—	(145)
Cash used in investing activities	(5,415)	(8,445)	(11,400)	(4,337)

Increase (decrease) in cash and cash equivalents	948	(4,708)	(3,417)	256
Cash and cash equivalents, beginning of period	4,584	7,409	8,949	2,445
Cash and cash equivalents, end of period	$5,532	$2,701	$5,532	$2,701

Interest paid related to bank advances and capital lease obligations	$—	$1	$—	$2

Income taxes paid	$66	$6	$91	$37

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands, Canadian dollars, except per share data)

Note 1    Basis of Presentation and Nature of Business

The condensed consolidated financial statements for the three and six month periods ended June 30, 2005 and June 30, 2004 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited.  The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.  The adjustments are of a normal recurring nature.  The financial statements follow the same accounting policies and methods of their application as the audited annual consolidated financial statements for the year ended December 31, 2004, except as disclosed below.  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.  Accordingly, the unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2004 filed on Form 20-F with the U.S. Securities and Exchange Commission (SEC).

Note 2    Adoption of New Accounting Standard

Effective January 1, 2005, the Company adopted revised CICA Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Interest Entities”.  AcG-15 is harmonized in all material respects with U.S.GAAP and provides guidance for applying consolidation principles to certain entities (defined as VIEs) that are subject to control on a basis other than ownership of voting interests.  An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit that entity to finance its activities without additional subordinated support from other parties; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest.  AcG-15 requires consolidation by a business of VIEs in which it is the primary beneficiary.  The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE.  The adoption of this guideline did not have a material impact on the consolidated financial statements.

Note 3    Inventories

	June 30, 2005	December 31, 2004

Raw materials and components	$1,702	$2,174
Work-in-progress	51	345
Finished goods	2,870	2,672
	$4,623	$5,191

Note 4    Deferred Development Costs

	June 30, 2005	December 31, 2004
Deferred development costs	$2,900	$3,064
Accumulated amortization	(1,026)	(705)
	$1,874	$2,359

The Company has deferred certain costs related to the development of a certified aviation GPS receiver.  The Company amortizes these deferred costs using a method similar to the unit-of-production method of amortization.  The following table discloses the development costs which have been deferred and the amortization of deferred development costs:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Deferred development costs	$—	$39	$—	$145
Amortization of deferred development costs	$140	$58	$321	$180

At June 30, 2005, the Company had deferred $1,874 of development costs, net of accumulated amortization.  The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver.  On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which inter alia provides for certain guaranteed future payments over the next four years.  Under the current business programs between the Company and CMC

Electronics, the Company would expect these future guaranteed payments to substantially recover the $1,874 of deferred development costs as of June 30, 2005.  Should future actual or estimated sales of this receiver be materially lower than that currently estimated, all or a portion of the deferred development costs would be charged to results of operations.

Note 5    Intangible Assets

Intangible assets subject to amortization are as set out below:

	June 30, 2005			December 31, 2004
	Gross Value	Accumulated Amortization	Net Book Value	Gross Value	Accumulated Amortization	Net Book Value
Patents and trademarks	$4,015	$2,668	$1,347	$3,925	$2,450	$1,475
Technology	2,410	2,197	213	2,410	2,173	237
Software licences	3,545	2,705	840	3,133	2,548	585
Market presence of CMC Electronics OEM GPS product line	348	174	174	348	130	218

Total intangibles	$10,318	$7,744	$2,574	$9,816	$7,301	$2,515

Amortization expense related to intangibles was $244 and $178 for the three months ended June 30, 2005 and 2004, respectively, and $449 and $349 for the six months ended June 30, 2005 and 2004, respectively.  The weighted average amortization period is 6.7 years.

The estimated aggregate amortization expense for the five succeeding years, is as follows:

2005	$673
2006	571
2007	418
2008	343
2009	129

Note 6    Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 8,285 common shares are outstanding as of June 30, 2005 (8,260 as of December 31, 2004).

Net income per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding.  Diluted net income per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

The Company maintains stock option plans for employees and members of the Board of Directors.  Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant.  The options have vesting periods ranging from three to four years and expire ten years from the date of the grant. As of June 30, 2005, the Company had granted 1,299 options to purchase common shares of the Company under the stock option plans, of which 640 had been exercised and 659 are outstanding.

A summary of the status of the Company’s stock option plans as of June 30, 2005, and changes during the six month period ended on that date is presented below:

Options	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1, 2005	574	US$	4.51
Granted	112	19.61
Exercised	(25)	2.82
Forfeited	(2)	2.25
Outstanding at June 30, 2005	659	US$	7.14
Options exercisable at June 30, 2005	409	US$	5.27

The following table summarizes information about the stock option plans as of June 30, 2005:

				Options Outstanding				Options Exercisable
Range of Exercise Prices				Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price
					(Years)
US	$13.16	to	$19.61	114	4.9	US$	19.47	1	US$	13.16
	$7.50	to	$11.25	225	2.0	7.77		223	7.75
	$4.00	to	$4.94	4	7.6	4.52		1	4.22
	$2.25	to	$3.44	269	7.0	2.37		137	2.44
	$1.38	to	$2.00	47	5.2	1.63		47	1.63
US	$1.38	to	$19.61	659	4.8	US$	7.14	409	US$	5.27

The Company granted 112,000 options to purchase common shares of the Company to employees on May 13, 2005.  The options have an exercise price of US$19.61, vest over four years and expire five years from the date of grant.

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Weighted average common shares outstanding (basic)	8,273	8,038	8,267	8,014
Dilutive effect of options	516	545	517	546
Weighted average common shares outstanding (diluted)	8,789	8,583	8,784	8,560

The following table represents options that were excluded from the calculation of net income per share (diluted) due to an anti-dilutive effect as a result of the exercise price of the options being higher than the market price of the stock in the period:

Three Months Ended		Six Months Ended
June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

—	—	—	3

Note 7    Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
(Increase) decrease in accounts receivables and related party receivables	$(1,694)	$252	$(1,238)	$(1,918)
Decrease (increase) in inventories	423	208	568	(250)
(Increase) in prepaid expenses and deposits	(206)	(54)	(654)	(159)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	2,384	119	(386)	816
Increase (decrease) in deferred revenue and customer deposits	122	212	(2)	184
Increase in provision for future warranty costs	66	33	99	83
Net change in non-cash working capital	$1,095	$770	$(1,613)	$(1,244)

Note 8    Commitments, Contingencies and Guarantees

a)     As at June 30, 2005, intangible assets included $147 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble).  This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics Inc. (“CMC Electronics”) in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of June 30, 2005, the Company has not provided for any impairment of these intangible assets.

b)    The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

c)     In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements.  These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties.  Historically, the Company has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

d)    In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions.  The process includes linking hedging instruments to forecasted transactions.  The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in cash flows of hedged items.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues.  The contracts are not used for trading or speculative purposes.  Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenues when these revenues are recognized.

At June 30, 2005, the Company had forward foreign currency contracts to sell U.S.$7,500 between July 27, 2005 and February 27, 2006 at rates between $0.7938 and $0.8282 U.S. dollar per Canadian dollar.

The carrying values of other financial instruments, which include cash equivalents and short-term investments, accounts receivable, related party receivables, related party notes receivable, deposits, accounts payable, related party payables, notes payable and customer deposits approximate their fair value because of the near-term maturity of these instruments.

Note 9    Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Product sales to Point, Inc.	$570	$442	$1,202	$1,019
Services provided to Point, Inc.	40	32	79	68
Inventory purchases from CMC Electronics Inc.	—	395	—	1,010
Inventory sold to CMC Electronics Inc.	24	—	148	—
Royalties charged to CMC Electronics Inc.	220	78	461	240
Royalties paid to CMC Electronics Inc.	—	136	—	136
Share offering costs charged to CMC Electronics Inc.	—	353	—	717
Share offering costs charged by CMC Electronics In.	—	31	—	111
Other expenses from CMC Electronics Inc.	—	81	10	221
Engineering services charged by Point, Inc.	140	51	278	67
Engineering services charged to Point, Inc.	230	43	448	43
Contracted development costs charged by CMC Electronics Inc.	—	39	—	145
Inventory purchases from Point, Inc.	3	—	3	—

Related party receivables at June 30, 2005 consist of $1,357 from Point, Inc. ($1,318 at December 31, 2004).  Related party payables at June 30, 2005 of $1 consist of amounts due to Point, Inc. ($5 at December 31,2004).

The related party notes receivable of $1,655 ($1,614 at December 31, 2004) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of US$5,330.  The loans are secured by the assets of Point, Inc., and bear interest at 3%, and have a due date of February 28, 2006 (see note 10).

From January 2005 through August 2005, CMC Electronics sold its interest in NovAtel and does not maintain any representation on the Company’s board of directors and therefore is not considered to be a related party.

Note 10   Investment in Point, Inc.

The Company and Sokkia Co., Ltd. participate in a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis.  The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc.

	June 30, 2005	December 31, 2004
Current assets	$1,640	$1,603
Non-current assets	143	104
Total assets	$1,783	$1,707

Current liabilities	$2,889	$2,635
Long-term liabilities	—	—
Total liabilities	$2,889	$2,635

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenues	$1,962	$1,531	$3,195	$2,866
Gross profit	596	432	935	833
Expenses	649	643	1,217	1,221
Loss	(53)	(211)	(282)	(388)

Cash provided by (used in)
Operating activities	(224)	(149)	(67)	(92)
Investing activities	(60)	(14)	(66)	(24)
Financing activities	12	(13)	12	(1)
Effect of exchange rate changes on financing activities	21	41	29	65

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,655 ($1,614 at December 31, 2004).  The loans are secured by the assets of Point, Inc., bear interest at 3% and have due dates of February 28, 2006 (see Note 9).  As of June 30, 2005, Point, Inc. has borrowed US$5,330 in aggregate from the Company and Sokkia.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the existing loans to Point, Inc. of US$5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, and/or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of June 30, 2005, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $500, comprised primarily of working capital related items and the costs that would be incurred to cease operations.  These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

Note 11   Stock-Based Compensation

At June 30, 2005, the Company had issued 659 unexercised options to employees and directors to purchase common shares under its stock-based compensation plans (see Note 6).

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002, as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments.  As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to contributed surplus.  For the three and six month periods ended June 30, 2005, stock-based compensation expense of $123 and $205 was recognized, respectively ($81 and $161 in the three and six month periods ended June 30, 2004, respectively).

The fair value of each option granted in 2004 was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for options granted:  dividend yield of 0%; expected lives of 10 years; expected volatility of 98% and a risk-free interest rate of 4.3%.

The Company granted 112,000 options to purchase common shares of the Company to employees on May 13, 2005.  The options have an exercise price of US$19.61, vest over four years and expire five years from the date of grant.  The fair value of each option granted in 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:  dividend yield of 0%, expected life of 3 years, expected volatility of 86% and a risk free interest rate of 3.34%.

Note 12   Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a)     Deferred Development Costs (see Note 4)

As of June 30, 2005, the Company had deferred $1,874 of development costs, net of accumulated amortization, related to the development of a certified aviation GPS receiver. In the three and six month periods ended June 30, 2005, the Company deferred $nil of development costs ($39 and $145 in the three and six month periods ended June 30, 2004, respectively) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the three and six month periods ended June 30, 2005, the Company amortized $140 and $321 of deferred development costs respectively in accordance with Canadian GAAP ($58 and $180 in the three and six month periods ended June 30, 2004, respectively).  Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

In addition, for Canadian GAAP purposes, in connection with the recognition of prior years’ investment tax credits, the Company reduced the deferred development costs by $164 in the six month period ended June 30, 2005.  Under U.S. GAAP, this cost would have been expensed when the originating expenditures were incurred.

b)    Stock-Based Compensation

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation.  Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123.  For U.S. GAAP purposes, the Company continues to account for its stock-based compensation in accordance with APB Opinion 25 (see Note 12 (j)).

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments.  As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus.  When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.  As indicated above, the Company continues to account for its stock-based compensation in accordance with APB 25 and thus these adjustments would not be recorded for U.S. GAAP purposes.

Under Canadian GAAP, the Company incurred stock-based compensation expense of $123 and $205 in the three and six month periods ended June 30, 2005 ($81 and $161 in the three and six month periods ended June 30, 2004).  For U.S. GAAP purposes, this expense would not have been included in the determination of net income.

c)     Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 (“SFAS 133”).  SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in income unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net income in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net income.  The Company’s foreign exchange contracts have been accounted for as cash flow hedges.

Under U.S. GAAP, SFAS 133 would result in an increase in total assets of $48 as of June 30, 2005 ($179 as of December 31, 2004) related to the fair value of the Company’s foreign exchange contracts.

d)    Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line.  The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence.  Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer.  Any excess of consideration given over the controlling shareholders’ carrying value would be accounted for as a reduction of equity.

e)     Investment in Joint Ventures

The accounts of the Company’s 49% joint venture interest in Point, Inc. are proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in this joint venture would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

f)     Provision for Future Warranty Costs

The changes in the provision for future warranty costs during the six month periods ended June 30, 2005 and June 30, 2004 are as follows:

	June 30, 2005	June 30, 2004
Opening balance, beginning of period	$538	410
Additions to provision	211	142
Costs incurred	(112)	(59)
Ending balance, end of period	$637	$493

g)    Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income.  Currently, there is no similar concept under Canadian GAAP.  Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

h)    Summary of the Differences between Canadian and U.S. GAAP

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Net income from operations – Canadian GAAP	$4,673	$2,023	$8,417	$4,164
Adjustments to U.S. GAAP
Deferred development costs (a)	—	(39)	—	(145)
Amortization of deferred development costs (a)	140	58	321	180
Reduction of deferred development costs related to recognition of investment tax credits (a)	—	—	164	—
Stock-based compensation expense (b)	123	81	205	161
Amortization of intangibles acquired from CMC Electronics (d)	31	31	62	61

Net income - U.S. GAAP	$4,967	$2,154	$9,169	$4,421

Net unrealized gain on foreign exchange contracts (c)	(8)	(92)	23	(65)
Reclassification to income of gains and losses on cash flow hedges	(8)	1	(154)	1
Comprehensive income	$4,951	$2,063	$9,038	$4,357

	June 30, 2005	December 31, 2004
Total Assets
Canadian GAAP	$61,386	$52,946
Adjustments to U.S. GAAP
Deferred development costs (a)	(1,874)	(2,359)
Fair value of financial instruments (c)	48	179
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(244)	(306)
U.S. GAAP	$59,316	$50,460

Total Shareholders’ Equity
Canadian GAAP	$48,803	$40,093

Adjustments to U.S. GAAP
Deferred development costs (a)	(1,874)	(2,359)
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(492)	(492)
Amortization of intangibles acquired from CMC Electronics (d)	248	186

U.S. GAAP – before other comprehensive income	$46,685	$37,428

Accumulated other comprehensive income	48	179

U.S. GAAP – including accumulated other comprehensive income	$46,733	$37,607

i)      Net Income per Share

Net income per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Net Income per share

Canadian GAAP – basic	$0.56	$0.25	$1.02		$0.52
U.S. GAAP – basic	$0.60	$0.27	$1.11		$0.55
				$
Canadian GAAP – diluted	$0.53	$0.24	$0.96		$0.49
U.S. GAAP – diluted	$0.57	$0.25	$1.04		$0.52

j)      Stock-Based Compensation

Statement of Financial Accounting Standards 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation.  Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123 and SFAS 148.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At June 30, 2005, the Company had 659 options outstanding that had been issued to employees and directors to purchase common shares under its stock-based compensation plans.  As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in the three and six month periods ended June 30, 2005 and June 30, 2004.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income and net income per share would have been as follows:

		Three Months Ended		Six Months Ended
		June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Net income – U.S. GAAP	As reported	$4,967	$2,154	$9,169	$4,421
Less: Total stock-based compensation expense determined under the fair value based method for all option awards		124	102	207	205

Net income – U.S. GAAP	Pro forma	$4,843	$2,052	$8,962	$4,216

Net income –per share (basic)	As reported	$0.60	$0.27	$1.11	$0.55
	Pro forma	$0. 59	$0.26	$1.08	$0.53

Net income –per share (diluted)	As reported	$0.57	$0.25	$1.04	$0.52
	Pro forma	$0.55	$0.24	$1.02	$0.49

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004:  dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98%.

The fair value of each option granted in 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:  dividend yield of 0%, expected life of 3 years, expected volatility of 86% and a risk free interest rate of 3.34%.

Consolidated Statement of Cash Flows

The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Cash flow provided by operations – Canadian GAAP	$6,293	$4,124	$7,838	$4,906
Adjustments to U.S. GAAP Deferred development costs (a)	—	(39)	—	(145)
Cash flow provided by operations – U.S. GAAP	6,293	4,085	7,838	4,761

Cash flow provided by financing activities – Canadian GAAP	70	(387)	145	(313)
Adjustments to U.S. GAAP	—	—	—	—
Cash flow provided by financing activities – U.S. GAAP	70	(387)	145	(313)

Cash flow used in investing activities – Canadian GAAP	(5,415)	(8,445)	(11,400)	(4,337)
Adjustments to U.S. GAAP Deferred development costs (a)	—	39	—	145
Cash used in investing activities – U.S. GAAP	(5,415)	(8,406)	(11,400)	(4,192)

Increase (decrease) in cash and cash equivalents	948	(4,708)	(3,417)	256
Cash and cash equivalents, beginning of period	4,584	7,409	8,949	2,445
Cash and cash equivalents, end of period	$5,532	$2,701	$5,532	$2,701

l)      New Canadian and U.S. GAAP Accounting Pronouncements

Canadian Pronouncements

In January 2005, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1530, Comprehensive Income.  The new accounting standard provides a new location for recognizing certain gains and losses.  This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement.

In January 2005, the AcSB of the CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement.  The new accounting standard requires that all financial instruments, including derivatives are to be included on a company’s balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost.  The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

In January 2005, the AcSB of the CICA issued Handbook Section 3865, Hedges.  The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

The mandatory effective date for the new Sections 1530, 3855 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004.  The Company is in the process of evaluating the impact of these recently issued standards, but does not expect that the new standards will have a material impact on its financial position or results of operations.

U.S. Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees.

SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award in the requisite service period (which is usually the vesting period). The standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

The Company is required to apply SFAS No. 123(R) beginning with its fiscal year beginning January 1, 2006. SFAS 123(R) allows for either the “modified prospective method” or the “modified retrospective method” of recognizing compensation expense. Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, the Company is permitted to use either a straight line or an accelerated method to amortize the costs as an expense for awards with graded vesting. The standard permits and encourages early adoption.

The Company has commenced its analysis of the impact of SFAS 123(R), but has not yet decided: (1) whether to elect to adopt early, (2) whether to use the modified prospective method or elect to use the modified retrospective method, and (3) whether to use straight line amortization or an accelerated method.

To assist in the implementation of SFAS No. 123(R), the SEC issued SAB No. 107, “Share-Based Payment”. While SAB No. 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB No. 107 lays out simplified methods for developing certain assumptions. In addition to providing the SEC staff’s interpretive guidance on SFAS No. 123(R), SAB No. 107 addresses the interaction of SFAS No. 123(R) with existing SEC guidance (e.g., the interaction with the SEC’s guidance dealing with non-GAAP disclosures). Its intent is to clarify, not change, any of SFAS No. 123(R)’s guidance.

The Company is analyzing the requirements of this new Statement and cannot currently quantify with precision the effect that this standard would have on the Company’s financial position or results of operations in the future. If the Company were to adopt SFAS No. 123(R) using the modified retrospective method, the Company’s net income under U.S. GAAP would have been $207 less than reported in the six month period ended June 30, 2005 ($205 in the six month period ended June 30, 2004).

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In March 2004, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”‘, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of this consensus or FSP to have a material impact on its consolidated financial statements.

In June 2004, the FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.

On May 30, 2005, the FASB issued Statement 154, which changes the requirements for the accounting and reporting of a change in accounting principle. Statement 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions.

Statement 154 eliminates the requirement in APB Opinion No. 20, Accounting Changes, to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, Statement 154 requires that changes in accounting principle be retrospectively applied. Under retrospective application, the new accounting principle is applied as of the beginning of the first period presented as if that principle had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings.  Each period presented is adjusted to reflect the period specific effects of applying the change. Although retrospective application is similar to restating prior periods, Statement 154 gives the treatment a new name to differentiate it from restatement for the correction of an error. Only direct effects of the change will be included in the retrospective application; all indirect effects will be recognized in the period of change. If it is impracticable to determine the cumulative effect for all prior periods, the new accounting principle should be applied as if it were adopted prospectively from the earliest date practicable.

Under Statement 154, a change in accounting estimate continues to be accounted for in the period of change, and future periods if necessary. A change in accounting estimate that is effected by a change in accounting principle (e.g., a change in method of depreciation) will be accounted for as a change in estimate.  A correction of an error continues to be reported by restating prior period financial statements as of the beginning of the first period presented.

Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement was issued. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the Statement.

The Company is in the process of analyzing the requirements of this new Statement.

In June 2005, the FASB published an Exposure Draft containing proposals to change the accounting for business combinations.  The proposed standards would replace the existing requirements of the FASB’s Statement No. 141, Business Combinations.  The proposals would result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value.  Additionally, the proposals would result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition being recognized generally as expenses when incurred rather than capitalized as part of the business combination.  The FASB also published an Exposure Draft that proposes, among other changes, that noncontrolling interests be classified as equity within the consolidated financials statements.  The FASB’s proposed standard would replace Accounting Research Bulletin No. 51, Consolidated Financial Statements.

On July 14, 2005, the FASB published an exposure draft entitled Accounting for Uncertain Tax Positions — an interpretation of FASB Statement No. 109. The proposed interpretation is intended to reduce the significant diversity in practice associated with recognition and measurement of income taxes by establishing consistent criteria for evaluating uncertain tax positions.

• Recognition — The proposed interpretation establishes a probable recognition threshold. To recognize a benefit from a tax position, a company must conclude that the position is probable of being sustained upon audit based solely on the technical merits of the position. The term probable is used in this proposed interpretation consistent with its use in Statement 52 (i.e., “the future event or events are likely to occur”). In evaluating whether this requirement has been met, the proposed interpretation requires the company to presume that the tax position will be examined during an audit by the taxing authority. A tax position that did not previously meet the probable recognition threshold should be recognized in any subsequent period in which it is determined that the threshold has been met.

• Measurement — Once the probable recognition threshold is met, the best estimate of the amount that would be sustained on audit should be recognized. Any subsequent changes in the recognized amount should be made using a best estimate methodology and recognized in the period of change. “Best estimate” means the single most likely amount in a range of possible estimated amounts.

• Derecognition — In the period in which it becomes more likely than not that a tax position would no longer be sustained upon an audit by a taxing authority, the benefit should be derecognized by recording an income tax liability or reducing a deferred tax asset. A valuation allowance should not be used as a substitute for derecognition.

• Classification — A liability arising from the difference between the position taken in the tax return and the amount booked in the financial statements pursuant to the proposed interpretation should be classified as a current liability if expected to be paid within one year. However, if the liability arises from a taxable temporary difference, it would be classified as a deferred tax liability.

• Disclosure — Companies should follow the disclosure requirements of Statement 5 for both loss and gain contingencies related to uncertain tax positions.

The proposed interpretation would be effective as of the end of the first fiscal year ending after December 15, 2005. Earlier application would be encouraged. Only tax positions meeting the probable recognition threshold at that date would be recognized. The transition adjustment resulting from application of this interpretation would be recorded as a cumulative-effect change in the income statement as of the end of the period of adoption. Restatement of prior periods or pro forma disclosures under APB Opinion No. 20, Accounting Changes, would not be permitted.  Management is in the process of reviewing the requirements of this recent exposure draft.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company. It should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.

The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Such reconciliation is set forth in Note 12 of the consolidated financial statements of the Company included elsewhere in this report.

Executive Overview

NovAtel designs, markets and sells high-precision GPS and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. Unless the context requires otherwise, references herein to “NovAtel” or the “Company” refer to NovAtel Inc., including its interest in its joint venture, Point.

The Company’s goal is to become the leading provider of high precision GPS component technology and subsystems. In order to achieve this objective, NovAtel’s management focuses on achieving average long-run organic revenue growth of 15% to 20% per year (prior to currency fluctuations). Since the Company’s top ten customers generated 68% of revenue in 2004, NovAtel’s ability to achieve its revenue projections and revenue growth will be largely dependent on maintaining successful relationships with its key customers and strategic partners, as well as forming relationships with new key OEM customers.

A substantial portion of the Company’s operating costs are relatively fixed in the short-term, and consequently, NovAtel’s short-term profitability is largely dependent on achieving projected revenues and forecasted gross margins as a percentage of revenue.

In order for the Company to maintain its technology position within its market, the Company’s management believes that continued significant investment in research and product development programs is required and expects research and development costs, net of customer funding, will be 15% to 20% of revenue in the near term.

As part of the Company’s growth strategy, the Company also focuses on managing working capital, particularly inventory and trade accounts receivable.

The Company uses performance based incentive programs for both senior management and employees. Incentive pay under these programs is dependent on the Company achieving certain corporate objectives, such as operating income targets.

Most of the Company’s revenues (approximately 98% in 2004 and 96% in the six month period ended June 30, 2005) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations.

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities, certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

NovAtel’s consolidated financial statements include a 49% proportionate share of Point, a geomatics joint venture with Sokkia, accounts as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. The Company’s consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point’s Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point’s balance sheet.

From January 2005 through August 10, 2005, CMC Electronics sold approximately 4.5 million common shares of NovAtel through open market transactions, reducing its ownership of the Company from approximately 55% to 0%.

The Company’s revenues for the first six months of 2005 increased by 27% over the comparable period in 2004.  This revenue growth was primarily a result of higher shipments into the Special Applications revenue category, particularly for customers in the survey/mapping market and precision agriculture market.  In addition, revenues for the first six months of 2005 benefited from the timing of revenues derived from contracts with Raytheon Company.  The Company expects the majority of the revenues from these contracts to occur in the first half of 2005.  Looking to the second half of 2005, the Company currently expects a more moderate rate of growth in revenue in comparison to the growth in the first six months of 2005.  In particular, the Company expects third quarter 2005 revenue to be only marginally higher than the $13.8 million revenue of the third quarter of 2004.  The Company currently expects full year 2005 revenue to be 15% - 20% above the full year revenue of 2004.

Revenue and Expenses

Revenues include product sales and NRE fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, Wide Area Augmentation System (“WAAS”) type receivers and end user products. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence, and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel’s sales to Point, net of intercompany eliminations, and NovAtel’s 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company’s precision positioning technology for critical components in civil air traffic navigation, flight management systems, and certain military applications.

The Special Applications category is made up of marine, precision agriculture, unmanned vehicles, construction/grading, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.

The Company typically maintains control of the technology developed under NRE contracts allowing it to use these technologies to improve its current products and develop new products and solutions.

Total revenue has increased year over year from 2001 to 2004 at a compounded annual growth rate of 24% through sales to new customers as well as through sales of additional products and services to existing customers.

Cost of product sales consists primarily of the cost of the raw materials and components, labour and other manufacturing expenses and overhead. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of compensation of engineering personnel, contracted research and development expenses, amortization of purchased technology, amortization of equipment costs, and facility and computer support costs. Research and development expenses are reduced to the extent they are funded under customer funded NRE contracts and other engineering development contracts.

Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agents commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of compensation of administrative personnel, professional fees such as legal, audit and insurance costs, corporate overhead, computer support costs and facilities expenses.

Critical Accounting Policies and Accounting Estimates

The Company applies a number of critical accounting policies and estimates in preparing the consolidated financial statements.  There have been no material changes to the Company’s critical accounting policies and estimates since December 31, 2004.  For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Accounting Estimates” in the Company’s Form 20-F for the year ended December 31, 2004.

STATEMENT OF OPERATIONS DATA (1) (unaudited)

(in thousands, Canadian dollars, except per share data)

	Three Months Ended			Six Months Ended
	June 30, 2005	June 30, 2004	% Change	June 30, 2005	June 30, 2004	% Change
Revenues:
Product sales	$16,908	$11,560	46%	$31,014	$22,451	38%
NRE fees	578	1,722	(66)%	1,829	3,333	(45)%
Total revenues	17,486	13,282	32%	32,843	25,784	27%

Cost of sales:
Cost of product sales	6,376	4,383	45%	12,073	9,121	32%
Cost of NRE fees	441	947	(53)%	1,044	1,772	-(41)%
Total cost of sales	6,817	5,330	28%	13,117	10,893	20%

Gross profit	10,669	7,952	34%	19,726	14,891	32%

Operating expenses:
Research and development	2,882	2,398	20%	5,220	4,436	18%
Selling and marketing	1,651	1,594	4	3,218	3,048	6%
General and administration	1,817	1,304	39%	3,634	2,610	39%
Share offering costs	—	722	(100)%	—	722	(100)%
Total operating expenses	6,350	6,018	6%	12,072	10,816	12%

Operating income	4,319	1,934	›100%	7,654	4,075	88%

Interest income, net	170	55	›100%	323	108	›100%
Other income (expense)	(62)	56	N/A	(84)	15	N/A
Benefit of prior years’ investment tax credits	—	—	N/A	1,036	—	N/A

Income from operations before income taxes	4,427	2,045	›100%	8,929	4,198	›100%

Income taxes

Current provision	109	22	›100%	1,422	34	›100%

Future income tax expense (benefit)	(355)	—	N/A	(910)	—	N/A

Net income	$4,673	$2,023	›100%	$8,417	$4,164	›100%

Net income per share (basic)	$0.56	$0.25		$1.02	$0.52

Weighted average shares outstanding (basic)	8,273	8,038		8,267	8,014

Net income per share (diluted)	$0.53	$0.24		$0.96	$0.49

Weighted average shares outstanding (diluted)	8,789	8,583		8,784	8,560

STATEMENT OF OPERATIONS DATA (1), (2) (unaudited)

(in thousands, U.S. dollars, except per share data)

Six Months Ended June 30, 2005 (2)
Revenues:

Product sales	$25,546
NRE fees	1,507
Total revenues	27,053

Cost of sales:
Cost of product sales	9,945
Cost of NRE fees	860
Total cost of sales	10,805

Gross profit	16,248

Operating expenses:
Research and development	4,300
Selling and marketing	2,651
General and administration	2,992
Total operating expenses	9,943

Operating income	6,305

Interest income, net	266
Other expense	(69)
Benefit of prior years’ investment tax credit	853

Income from operations before income taxes	7,355

Income taxes
Current provision	1,171
Future income tax expense (benefit)	(749)

Net income	$6,933

Net income per share (basic)	$0.84

Weighted average shares outstanding (basic)	8,267

Net income per share (diluted)	$0.79

Weighted average shares outstanding (diluted)	8,784

	December 31, 2004	June 30, 2005	U.S.$ Equivalent June 30, 2005 (2)
Balance Sheet Data (1): (in thousands, Canadian dollars)

Working capital	$30,322	$39,209	$32,296
Total assets	52,946	61,386	50,564
Total shareholders’ equity	40,093	48,803	40,199

(1)    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S.

GAAP or U.S. principles) are disclosed in Note 12 of the Notes to Consolidated Financial Statements contained in this report.

(2)    Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of U.S.$0.8237 per CDN $1.00 which was the exchange rate as of August 9, 2005.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars.  In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

Three Month Period Ended June 30, 2005 Compared to Three Month Period Ended June 30, 2004

Revenues

Total revenues were $17.5 million in the second quarter of 2005, an increase of 32% over the $13.3 million in the second quarter of 2004.  NovAtel’s U.S. dollar denominated revenue declined to an average of CDN$1.24 per U.S. dollar in the second quarter of 2005 from an average of CDN$1.34 per U.S. dollar in the second quarter of 2004, a decline of approximately 8%.  The following table sets out revenues of the Company by the categories indicated for the three month periods ended June 30, 2005 and June 30, 2004 and revenues as a percentage of total revenue.

	Three Months Ended ($ thousands)
	June 30, 2005		June 30, 2004		Change
	$	%	$	%	$	%
Geomatics	$3,719	21%	$2,171	16%	$1,548	71%
Aerospace & Defence	2,901	17%	3,457	26%	(556)	(16)%
Special Applications	10,841	62%	7,647	58%	3,194	42%
Other	25	—%	7	—%	18	›100%
TOTAL	$17,486	100%	$13,282	100%	$4,204	32%

Geomatics

Geomatics revenue was $3.7 million in the second quarter of 2005, an increase of 71% from $2.2 million in the second quarter of 2004, due primarily to higher revenue attributable to the Company’s joint venture Point, Inc. of $785,000, reflecting increased product volumes being sold through Sokkia’s worldwide distribution network and higher NRE revenue associated with new product development of $146,000.  In addition, the increase in geomatics revenue was partially attributable to sales by the Company to new customers in Asia and Canada.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing shipments of product revenue from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point.  As of June 30, 2005, the Company had deferred revenue related to product shipments to Point of $618,000, after inter-company eliminations.

Point Inc.’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development.  The Company had been disappointed in the operating performance of Point, Inc. particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point, Inc.’s management and Sokkia to improve the operating results of Point, Inc.  Since mid-year 2003, Point’s operating performance has improved in certain areas, including higher revenues and customer orders. However, there can be no assurance that Point’s operating performance will continue to improve.

Aerospace and Defence

Aerospace and Defence revenue was $2.9 million for the second quarter of 2005, a decrease of 16% from $3.5 million for the second quarter of 2004.  The Company’s Aerospace and Defence revenues are highly dependent on the timing of large, government-funded programs. A major portion of the revenue for the second quarter of 2005 related to the U.S. “WAAS” (Wide Area Augmentation System) and India’s Geostationary Earth Orbit Augmented Navigation (“GAGAN”) aviation programs which contributed $ 2.3 million in revenue, compared to $3.1 million in revenue from the WAAS program in the second quarter of 2004.

In 2004, the Company’s Aerospace and Defence revenue included $8.2 million from three WAAS related contracts awarded to the Company by Raytheon Company.  These contracts were substantially completed at the end of 2004.  Currently, the Company expects revenue from WAAS and other similar programs such as the GAGAN program in India, to contribute between $3.0 million and $4.0 million revenue in 2005, the majority of which occurred in the first half of the year. The Company expects to receive engineering service contracts related to the European Galileo program in the second half of 2005.

The certified GPS receiver jointly developed by the Company and CMC Electronics, the Company’s former majority shareholder, is in use in a number of airborne applications and the LAAS program.  With this GPS receiver achieving certification, the Company earned royalties of $220,000 in the second quarter of 2005 compared to $78,000 in the second quarter of 2004, and expects total royalties for 2005 to contribute between $700,000 to $800,000 in revenue.

Special Applications

Special Applications revenues was $10.8 million in the second quarter of 2005, an increase of 42% from the $7.6 million in the second quarter of 2004.  The increase was primarily attributable to higher product shipments to Leica Geosystems of $1.0 million, and higher shipments of product into China of $819,000.  The Company expects that revenue with Leica Geosystems will comprise 15% to 20% of total revenue in 2005.

Other Revenue

Other revenue related to the sale of manufacturing components was $25,000 in the second quarter of 2005, compared to $7,000 in the second quarter of 2004.

Revenues by Geographic Market

The Company derived approximately 46% of its total revenues from the sale of its products to countries outside the United States and Canada in the second quarter of 2005 compared to 44% in the second quarter of 2004.  Revenues from international sales increased to $8.1 million in the second quarter of 2005 from $5.8 million in the second quarter of 2004, mainly as a result of increased sales to Leica Geosystems in Switzerland and higher shipments to China.

Gross Profit. Gross profit increased to $10.7 million in the second quarter of 2005 from $8.0 million in the second quarter of 2004, mainly as a result of increased revenue.  Gross profit as a percentage of total revenues was 61% in the second quarter of 2005 compared to 60% in the second quarter of 2004, with the increase attributable to favourable revenue mix, particularly the higher proportion of product sales relative to NRE revenue, on which the Company typically earns lower margins.

Research and development.  Research and development expenses increased 20% from $2.4 million in the second quarter of 2004 to $2.9 million in the second quarter of 2005, but decreased as a percentage of total revenues from 18.1% in the second quarter of 2004 to 16.5% in the second quarter of 2005.  The increase in research and development expenses is primarily attributable to lower recovery of expenses from customer funded programs of $197,000, higher material/services costs of $165,000, and higher employee compensation and benefit costs of $120,000.  The Company believes that significant investments in research and development are required to maintain its technology and compete in its business.  The Company expects to spend approximately 16% to 18% of revenue in research and development activities in 2005.

Selling and marketing.  Selling and marketing expenses increased 4% from $1.6 million in the second quarter of 2004 to $1.7 million in the second quarter of 2005 and decreased as a percentage of revenue from 12.0% in the second quarter of 2004 to 9.4% in the second quarter of 2005.  The increased selling and marketing costs in the current quarter were due primarily to higher employee compensation and benefit costs of $66,000, higher travel costs of $47,000, partially offset by lower recruiting and relocation costs of $56,000.

General and administration.  General and administration expenses increased 39% from $1.3 million in the second quarter of 2004 to $1.8 million in the second quarter of 2005 and increased as a percentage of revenue from 9.8% in the second quarter of 2004 to 10.4% in the second quarter of 2005.  The increase in general and administration expenses was a result of higher employee compensation and benefit costs of $156,000, higher professional fees for legal and audit services of $125,000, higher insurance costs of $118,000 and external costs related to the Company’s Sarbanes-Oxley 404 compliance project of $82,000.  The Company expects to spend approximately 10% to 11.5% of revenue in general and administration activities in 2005.

Share offering costs.  In the three month period ending June 30, 2004, the Company had incurred $772,000 of expenses in relation to a proposed public offering in Canada and a private placement in the U.S. of its common shares.  On May 26, 2004, the Company withdrew the offering.  There was no comparable costs in the three month period ended June 30, 2005.

Interest income, net.  The Company earned net interest income of $170,000 in the second quarter of 2005 compared to $55,000 in the second quarter of 2004, with the increase primarily attributable to higher cash balances being available for investment.  The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other income (expense).  Other expense was $62,000 in the second quarter of 2005 compared to other income of $56,000 in the second quarter of 2004.  In both periods, the amounts were primarily attributable to foreign exchange losses or gains on the Company’s net U.S. dollar denominated assets and liabilities arising from a change in value of the U.S. dollar versus the Canadian dollar.

Provision for Current Income Taxes and Future Income Tax Benefit.  The provision for current income taxes consists primarily of an expense related to a provision for income tax payable in the U.S. and Canadian federal large corporations tax. The provision for current income taxes was $109,000 in the second quarter of 2005, compared to $22,000 in the second quarter of 2004. The increase was mainly attributable to higher provision for tax related to the Company’s branch operations in the United States.

In the second quarter of 2005, the Company recognized a $355,000 future income tax benefit compared to $nil in the second quarter of 2004. The Company recognized the future income tax benefit in the current period on the basis of its improving profitability from 2001 to June 30, 2005 and the Company’s forecasted profitability in the foreseeable future.

Six Month Period Ended June 30, 2005 Compared to Six Month Period Ended June 30, 2004

Revenues

Total revenues were $32.8 million in the six month period ended June 30, 2005, an increase of 27% over the $25.8 million in the six month period ended June 30, 2004.  NovAtel’s U.S. dollar denominated revenue declined to an average CDN$1.24 per U.S. dollar in the six month period ended June 30, 2005 from an average CDN$1.33 per U.S. dollar in the six month period ended June 30, 2004, a decline of approximately 7%.  The following table sets out revenues of the Company by the categories indicated for the six month periods ended June 30, 2005 and June 30, 2004 and revenues as a percentage of total revenue.

	Six Months Ended ($ thousands)
	June 30, 2005		June 30, 2004		Change
	$	%	$	%	$	%
Geomatics	$6,185	19%	$4,263	17%	$1,922	45%
Aerospace & Defence	4,569	14%	5,592	22%	(1,023)	(18)%
Special Applications	21,899	67%	15,835	61%	6,064	38%
Other	190	—%	94	—%	96	›100%
TOTAL	$32,843	100%	$25,784	100%	$7,059	27%

Geomatics

Geomatics revenue was $6.2 million in the six month period ended June 30, 2005, an increase of 45% from the $4.3 million in the six month period ended June 30, 2004.The Company’s joint venture Point contributed $956,000 of the increase in revenue as a result of higher cash payments received by the Company from Point for product shipments, higher NRE revenue associated with new product development and increased sales through Sokkia’s worldwide distribution network. In addition, the increase in geomatics revenue was partially attributable to sales to new customers in Asia and Canada.

Aerospace and Defence

Aerospace and Defence revenue was $4.6 million for the six month period ended June 30, 2005, a decrease of 18% from $5.6 million for the six month period ended June 30, 2004.  The Company’s Aerospace and Defence revenues are highly dependent on the timing of large, government-funded programs. A major portion of the revenue for the six month period ended June 30, 2005 related to the U.S. WAAS and the Indian GAGAN aviation programs that contributed $2.8 million in revenue, compared to $1.7 million in the second quarter of 2004.  The Company also received $571,000 NRE revenue in the six month period ended June 30, 2005 from the European Geostationary Overlay System (“EGNOS”) aviation program upon receiving acceptance of final milestones.  There was no EGNOS related revenue in the comparable period of 2004.

Special Applications

Special Applications revenue was $21.9 million in the six month period ended June 30, 2005, an increase of 38% from the $15.8 million in the six month period ended June 30, 2004.  The increase was primarily attributable to higher product shipments to Leica Geosystems of $2.9 million, higher revenue from the precision agricultural market of $680,000 and higher shipments of product into China of $1.5 million.

Other Revenue

Other revenue related to the sale of manufacturing components was $190,000 in the six month period ended June 30, 2005, compared to $94,000 in the six month period ended June 30, 2004.

Revenues by Geographic Market

The Company derived approximately 51% of its total revenues from the sale of its products to countries outside the United States and Canada in the six month period ended June 30, 2005 compared to 46% in the six month period ended June 30, 2004.  Revenues from international sales increased to $16.7 million in the six month period ended June 30, 2005 from $11.9 million in the six month period ended June 30, 2004, mainly as a result of increased sales to Leica Geosystems in Switzerland and higher shipments to China.

Gross Profit. Gross profit increased to $19.7 million in the six month period ended June 30, 2005 from $14.9 million in the six month period ended June 30, 2004, as a result of increased revenue and higher gross margin as a percentage of revenue.  Gross profit as a percentage of total revenues was 60% in the six month period ended June 30, 2005 compared to 58% in the six month period ended June 30, 2004, with the increase attributable to favourable revenue mix, particularly the higher proportion of product sales relative to NRE revenue, on which the Company typically earns lower margins.

Research and development.  Research and development expenses increased 18% from $4.4 million in the second quarter of 2004 to $5.2 million in the second quarter of 2005, but decreased as a percentage of total revenues from 17.2% in the six month period ended June 30, 2004 to 15.9% in the six month period ended June 30, 2005.  The increase in research and development is primarily attributable to lower recovery of expenses from customer funded programs of $478,000, higher material/services costs of $111,000, higher employee compensation and benefit costs of $103,000 and higher costs for facilities and IT support services of $116,000.

Selling and marketing.  Selling and marketing expenses increased 6% from $3.0 million in the six month period ended June 30, 2004 to $3.2 million in the six month period ended June 30, 2005, but decreased as a percentage of total revenues from 11.8% in the six month period ended June 30, 2004 to 9.8% in the six month period ended June 30, 2005.  The increased selling and marketing costs in the six month period were due primarily to higher customer and product support costs of $186,000.

General and administration.  General and administration expenses increased 39% from $2.6 million in the six month period ended June 30, 2004 to $3.6 million in the six month period ended June 30, 2005 and increased as a percentage of revenue from 10.1% in the second quarter of 2004 to 11.1% in the six month period ended June 30, 2005.  The increase in general and administration expenses was a result of higher professional fees for legal and audit services of $557,000, higher insurance costs of $212,000, higher directors fees of $85,000, external costs related to the Company’s Sarbanes-Oxley 404 compliance project of $127,000, and higher employee compensation and benefit costs of $127,000.

Share offering costs.  In the six month period ended June 30, 2004, the Company had incurred expenses of $772,000 in relation to a proposed public offering in Canada and a private placement in the U.S. of its common shares.  On May 26, 2004, the Company withdrew the offering.  There was no comparable costs in the six month period ended June 30, 2005.

Interest income, net.  The Company earned net interest income of $323,000 in the six month period ended June 30, 2005 compared other income $108,000 in the six month period ended June 30, 2004, with the increase primarily attributable to higher cash balances being available for investment.

Other income (expense).  Other expense was $84,000 in the six month period ended June 30, 2005 compared to other income of $15,000 in the six month period ended June 30, 2004.  In both periods, the amounts were primarily attributable to foreign exchange losses or gains on the Company’s net U.S. dollar denominated assets and liabilities arising from a change in value of the U.S. dollar versus the Canadian dollar.

Benefit of Investment Tax Credits.  In the six month period ended June 30, 2005, the Company recognized a $1.0 million benefit of investment tax credits related to the use of investment tax credits to shelter tax otherwise payable in the period.  There was no comparable benefit of investment tax credits in the six month period ended June 30, 2004, as the Company used tax losses and tax deductible research expenditures to shelter tax otherwise payable.

Provision for Current Income Taxes and Future Income Tax Benefit.  The provision for current income taxes consists primarily of an expense related to the benefit of investment tax credits recognized elsewhere on the statement of operations, a provision for income tax payable in the U.S., and Canadian federal large corporations tax. The provision for current income taxes was $1.4 million in the six month period ended June 30, 2005, compared to $34,000 in the six month period ended June 30, 2004. The increase was mainly attributable to a $1.2 million expense incurred with the recognition of the benefit of investment tax credits.

In the six month period ended June 30, 2005, the Company recognized $910,000 future income tax benefit compared to $nil in the six month period ended June 30, 2004. The Company recognized the future income tax benefit in the current period on the basis of its improving profitability from 2001 to June 30, 2005 and the Company’s forecasted profitability in the foreseeable future.

Taxes

The Company has not historically recorded a provision for current income taxes payable in Canada, other than for Canadian federal large corporations tax, due to previously incurred losses, credits and costs. As of June 30, 2005, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable primarily in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP’s acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credit may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits.  See Note 15 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2004 as part of the Company’s Form 20-F with the U.S. Securities and Exchange Commission.

Historically, prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits associated with the approximately $158 million of tax shields, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, and limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the future tax benefits will not be realized. In 2004, the Company determined, on the basis of four consecutive years of increasing profitability (2001 - 2004) and the Company’s forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average to forecast profitability of its operations subject to Canadian income tax.

Accordingly, the Company has recognized future income tax assets of $4.1 million ($1.7 million current and $2.4 million long term) on its balance sheet as of June 30, 2005.  The Company recognized a corresponding $1.1 million future income tax benefit and $2.1 million benefit of investment tax credits in its statement of operations for the year ended December 31, 2004 and an additional $910,000 future income tax benefit in the six month period ended June 30, 2005.

Liquidity and Capital Resources

In the six month period ended June 30, 2005, cash provided by operations was $7.8 million, compared to cash provided by operations of $4.9 million in the six month period ended 2004.  Cash provided by operations in the six month period ended June 30, 2005 consisted primarily of net income of $8.4 million and $1.5 million of amortization expenses, partially offset by $608,000 of non-cash tax related items and an increase in working capital of $1.6 million.  The increase in non-cash working capital from December 31, 2004 to June 30, 2005 was caused primarily by the payout of the 2004 employee incentive programs, which was paid out in March 2005.

In the six month period ended June 30, 2005, cash provided by financing activities was $145,000, consisting primarily of $88,000 proceeds from the exercise of stock options and reimbursement of $57,000 from CMC Electronics, Inc. relating to the proposed public offering/private placement of the Company’s shares in 2004.  In the comparable period in 2004, $313,000 of cash was used in financing activities and was comprised of $663,000 costs of the proposed public offering/private placement of the Company’s shares in 2004, partially offset by $399,000 of proceeds received from the exercise of stock options.

In the six month period ended June 30, 2005, cash used in investing activities was $11.4 million, consisting of purchases of $25.5 million of short-term investments and purchases of $971,000 of capital equipment and intangible assets, partially offset by proceeds from maturities of short-term investments of $15.2 million.  In the six month period ended June 30, 2004, cash used in investing activities was $4.3 million, attributable to the purchase of $12.5 million in short-term investments and $1.2 million of capital equipment and intangible assets, partially offset by proceeds of $9.6 million received upon the maturity of short-term investments.

At June 30, 2005, the Company had cash and short-term investments of $30.3 million.  The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to US$8.5 million of foreign exchange contracts (depending on the maturity date of the contracts).  The lines of credit are payable on demand and are secured by certain of the Company’s assets.  At June 30, 2005, portions of the lines of credit were utilized to support $60,000 of letters of credit, leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US1.0 to 1.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The Company believes that its existing cash, cash equivalents, short-term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

Off Balance Sheet Arrangements

As of June 30, 2005, the Company had no off balance sheet arrangements other than operating leases entered into in the normal course of business.

Contractual Obligations

There have been no material changes to the Company’s contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables, from those disclosed in the Company’s Form 20-F for the year ended December 31, 2004.

Quantitive and Qualitative Disclosure About Market Risk

Most of the Company’s revenues (approximately 96% for the first six months of 2005) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations.  In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues.  Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.  Derivative financial instruments are not used for speculative purposes.  There can be no assurance that the Company will be successful in these activities.

At June 30, 2005, the Company had forward foreign currency contracts to sell US$7.5 million between July 27, 2005 and February 27, 2006 at rates between $0.7938 and $0.8282 U.S. dollar per Canadian dollar.

The Company’s operating budget for 2005 is based on an exchange rate of U.S.$0.810 per Canadian dollar. The Company estimates that each $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact the Company’s 2005 budgeted net income by approximately $345,000, prior to taking into consideration the Company’s 2005 hedging program. The following table sets forth the potential impact of various hypothetical U.S. dollar to Canadian dollar exchange rates on the Company’s 2005 budgeted net income, prior to taking into consideration the Company’s 2005 hedging program.

U.S.$ per Canadian $	Impact on 2005 Budgeted Net Income Favourable/(Unfavourable) (CDN$)

$0.77	$1,449,000
$0.78	$1,073,000
$0.79	$706,000
$0.80	$349,000
$0.81	—
$0.82	$(340,000)
$0.83	$(672,000)
$0.84	$(996,000)
$0.85	$(1,313,000)

As of August 9, 2005, the exchange rate was U.S. $0.8237 per Canadian dollar.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans and short-term investments.

Legal Proceedings

There has been no material change since the Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission.

Other Information

Submission of Matters to a Vote of Security Holders

The annual meeting of shareholders of the Company was held in Calgary, Alberta, Canada on July 29, 2005.  An election of Directors was held with the following individuals elected to the Company’s Board of Directors:

	Votes
Name	For	Withheld
Patrick C. Fenton	6,649,993	24,903
Werner Gartner	6,650,593	24,303
Robert J. Iverach	6,650,064	24,832
Jonathan W. Ladd	6,650,893	24,003
Richard D. Orman	6,647,193	27,703
Joel A. Schleicher	6,649,964	24,932
Charles R. Trimble	6,650,493	24,403
David E. Vaughn	6,534,493	140,403

Also at the shareholders’ meeting, Deloitte & Touche LLP was approved as the auditors of the Company for 2005 (6,665,874 For, 5,236 Against and 3,786 Abstain).  The amendments to the Company’s Employee Stock Option Plan (1,919,343 For, 242,010 Against and 5,111 Abstain) and the Company’s Directors Stock Option Plan (1,912,838 For, 248,015 Against and 5,611 Abstain) were also approved.